United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Rio de Janeiro, February 19, 2024

To

COMISSÃO DE VALORES MOBILIÁRIOS – CVM

Corporate Relations Superintendence

Corporate Monitoring Department 2 (GEA-2)

At. Mr. Guilherme Rocha Lopes

Mr. Moises Washington de Oliveira

Forwarded via the IPE module.

Reference: Letter No. 43/2024/CVM/SEP/GEA-2, administrative proceeding No. 19957.000887/2024-41

Subject: Request for clarification - News in the media

Dear All

Vale S.A. ("Vale" or "Company"), in compliance with the provisions of CVM Resolution No. 44/21, hereby informs its shareholders and the market in general that it received from the CVM, on February 16, 2024, the attached Official Letter 43/2024/CVM/SEP/GEA-2 ("Official Letter") in which the autarchy requested clarifications regarding "the news published in the Valor Econômico newspaper on February 15, 2024 entitled "Vale succession reaches impasse and shows board split" ("News 1")”, and news item published in the Valor Econômico newspaper on February 15, 2024 entitled "Vale board meeting to deﬁne presidency ends inconclusively” (“News 2”)".

Regarding the content of the two news item, especially the excerpts highlighted by it, the authority requested a statement from the Company on the veracity of the information provided in the news items, and, if so, requested additional clarification on the matter, as well as informing the reasons for which the Company understood that the matter was not considered a Material Fact, under the terms of CVM Resolution Nº 44/21. In the case of News 2, it also requested access to the document filed with ENET containing the information provided in the press release, purportedly sent by the Chairman of Vale's Board of Directors.

In response to the Official Letter, the Company reiterates that its Board of Directors has not taken any decision regarding the possible extension of the current CEO's term, which expires on May 26, 2024, or the conduct of a succession process, therefore the Company understood that it was not necessary to communicate this to the market.

As clarified on February 6, 2024, the power to select Vale's CEO rests exclusively with the Board of Directors, in accordance with the Company's Bylaws, and must be carried out in accordance with Vale's CEO Succession Policy[1]. The process is conducted in compliance with applicable legislation and best corporate governance practices, as set forth in the Company's Bylaws. By the end of the current mandate, the Board of Directors may decide on the renewal of the current CEO's term or the selection of a successor. Disclosure to the market will take place once the decision has been made, in strict compliance with internal guidelines and applicable laws.

Vale reiterates its commitment to keeping the market updated on material developments regarding its leadership and remains at your disposal for any further clarifications.

Yours sincerely,

Gustavo Duarte Pimenta

Executive Vice President, Finance, and Investor Relations

[1] The CEO Succession Policy is registered with the CVM and available on the Company's website here.

Vale S.A. Praia de Botafogo, 186, 19º andar, Botafogo 22.250-145 Rio de Janeiro RJ Brazil www.vale.com vale.ri@vale.com	Página 1 de 1

[Translated Letter]

Letter No. 43/2024/CVM/SEP/GEA-2

Rio de Janeiro, February 16, 2024.

To Mr.

GUSTAVO DUARTE PIMENTA

Investor Relations Officer of

VALE S.A.

Tel.: (21) 3485-3900

E-mail: dri.vale.sa@vale.com

Superintendence of Listing and Supervision of Issuers of B3 S.A. - Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification - News in the media

Mr. Director,

1. We refer to the news published in the newspaper Valor Econômico on February 15, 2024, entitled " Vale succession reaches impasse and shows board split” (“News 1”), and a news item published in the newspaper Valor Econômico on February 15,2024 entitled “Vale board meeting to deﬁne presidency ends inconclusively” (“News 2”), with the following content:

News 1

Vale, one of Brazil's largest companies and a major competitor among the world's largest mining companies mining companies in the world, is in an unusual situation when it comes to deciding who will lead the company in the next few years. Today, an extraordinary meeting of the board of directors ended in a deadlock over the succession process.

Valor became aware that the board vote was tied.

On the agenda was the option of reappointing the current CEO, Eduardo Bartolomeo, or opening a competitive process to select an executive from a list that included Bartolomeo. This work would be carried out by a company specializing in executive recruitment. In this process, a list of three names is drawn up, from which the name of the president of the company is chosen.

The result of the meeting confirms a "split" in the board.

On the one hand, there are directors who favor the reappointment of the current CEO. On the other hand, there are those who prefer a competitive process to select a new CEO. a new chairman.

According to the Valor research, Previ, the pension fund of Banco do Brasil, and Bradespar, the holding company of Bradesco, voted to open a competitive process.

Until a few days ago, Bradespar was in favor of Bartolomeo's reappointment, but changed its mind, according to the report. When contacted, Bradespar has not yet responded. Bradesco has also not commented.

However, sources familiar with the matter denied the version according to which Bradesco had changed its position.

Cosan, owned by businessman Rubens Ometto and which tended to support Bartolomeo's reappointment, abstained from voting, according to Valor. Bartolomeo, abstained from voting, according to Valor. Cosan did not comment on the issue.

Japan's Mitsui, for its part, would have supported the reappointment of the current CEO.

Vale's board is composed of 13 members, 12 of whom are elected at the shareholders' meeting and one employee representative.

The reference shareholders, such as Previ, Mitsui and Cosan, have weight, but do not decide alone. Bradespar, which currently owns less than 5% of Vale, is a historical shareholder in the mining company and because it belongs to Bradesco, it also has a lot of influence.

But there is a group of eight directors who are considered independent on the mining company's whose votes are worth the same as those of the reference shareholders. They include three foreigners and five Brazilians.

Among the Brazilians, one of the independents is Luis Guimarães, linked to Rubens Ometto, who has been tipped as a possible CEO of Vale in the future.

The foreigners all voted for reappointment. They are canadian Vera Marie Inkster, the portuguese Manuel Oliveira and the australian Douglas Upton.

News 2

The company added that the board will meet again "in the coming days" to seek a definition on the matter.

The board held an extraordinary meeting on Thursday afternoon (15) to discuss the matter - Photo: Image Valor Econômico

The chairman of Vale's board of directors, Daniel Stieler, said in a statement that the meeting to discuss the process of succession or renewal of its chairman, Eduardo Bartolomeo, ended without conclusion.

The Board of Directors met in extraordinary session this afternoon to discuss the matter. The company added that the board will meet again "in the next few days" in search of a solution. "In the next few days" in search of a solution.

2. With regard to the content of the News 1, in particular the highlighted excerpts, we request your opinion on the veracity of the information provided in the news item, and, if so, we request additional clarification on the matter, as well as informing you of the reasons why you consider the matter not to be a Material Fact, under the terms of CVM Resolution 44/21.

3. Additionally, regarding the content of the News 2, in particular the highlighted excerpts, we request your opinion on the veracity of the information provided in the news item, and, if so, we request additional clarification on the matter, as well as informing you of the reasons why you consider the matter not to be a Material Fact, under the terms of CVM Resolution 44/21, and also access to the document filed with ENET containing the information contained in the press release, purportedly sent by the Chairman of Vale's Board of Directors.

4. This manifestation must include a copy of this Official Letter and be sent through the Empresas.NET System, category "Notice to the Market", type "Clarifications on CVM/B3 inquiries". Complying with this request for a statement by means of a Notice to the Market does not exempt the possible investigation of responsibility for the failure to disclose a Material Fact in a timely manner, under the terms of CVM Resolution 44/21.

5. We would like to point out that, under the terms of article 3 of CVM Resolution 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity on which the company's securities are admitted to trading, any material act or fact that has occurred or is related to its business, as well as ensuring that it is widely and immediately disseminated, simultaneously on all markets on which such securities are admitted to trading.

6. We would also remind you of the obligation laid down in the sole paragraph of article 4 of CVM Resolution 44/21 to question the company's managers and controlling shareholders, as well as all other persons with access to relevant acts or facts, in order to ascertain whether they are aware of information that should be disclosed to the market.

7. Under the terms of the sole paragraph of article 6 of CVM Resolution 44/21, it is the duty of the controlling shareholders or managers of the listed company, directly or through the Investor Relations Officer, to immediately disclose the material act or fact pending disclosure, in the event that the information is beyond their control or if there is an atypical fluctuation in the price, price or quantity traded of the securities issued by the listed company or referenced to them. Therefore, if material information is leaked (disclosed by a press outlet, for example), the Material Fact must be disclosed, regardless of whether or not the information originates from statements made by representatives of the Company.

8. We would also like to point out that article 8 of CVM Resolution 44/21 states that controlling shareholders, directors, members of the board of directors, the executive board and any bodies with technical or advisory functions, created by statutory provision, and employees of the company, must keep confidential information relating to a material act or fact to which they have privileged access by virtue of the office or position they hold, until it is disclosed to the market, as well as ensuring that subordinates and third parties they trust also do so, being jointly and severally liable with them in the event of non-compliance.

9. By order of the Superintendence of Corporate Relations, we would like to point out that it will be up to this administrative authority, in the use of its legal attributions and based on item II, of art. 9, of Law no. 6.385/76, and on art. 7, combined with art. 8, of CVM Resolution no. 47/21, to determine the application of a fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the requirements formulated, until February 19, 2024.

Regards,

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 19, 2024		Director of Investor Relations